

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2016

Mail Stop 4631

<u>Via Email</u>
Ms. H. John Mye III
Vice President, Chief Financial Officer and Treasurer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY. 14086

> **Re:** **Ecology and Environment, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed October 29, 2015**
> **File No. 1-9065**

Dear Mr. Mye:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction